Exhibit 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Six months ended June 30,
		2010	2009

Earnings from continuing operations before income taxes		$338.2	$302.0
Less:	Equity earnings	(26.1)	(27.7)
Add:	Total fixed charges deducted from earnings	118.8	108.9
	Dividends received from equity investees	37.5	13.6
	Earnings available for payment of fixed charges	$468.4	$396.8

Fixed charges

	Interest expense	$115.6	$106.0
	Portion of operating lease rental deemed to be interest	3.2	2.9
	Total fixed charges deducted from earnings and fixed charges	$118.8	$108.9

Ratio of earnings to fixed charges		3.9	3.6